ADVANCED PROTEOME THERAPEUTICS CORPORATION
BioSquare, 650 Albany Street, Suite 113
Boston, MA 02118

INFORMATION CIRCULAR
as at December 3, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of ADVANCED PROTEOME THERAPEUTICS CORPORATION (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on MONDAY, JANUARY 14, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “APT”, “we” and “our” refer to Advanced Proteome Therapeutics Corporation. “Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

     GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)	using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on behalf on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although as a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the head office of the Company at BioSquare, 650 Albany Street, Suite 113, Boston, MA 02118, facsimile 671.638.0341, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed Monday, December 3, 2007 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of the Record Date, there were 70,984,461 Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the President of the Company at BioSquare, 650 Albany Street, Suite 113, Boston, MA 02118, Telephone 415.722.1209. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com .

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at five. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at five.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the British Columbia Business Corporations Act, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date.

Name, Current Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment[1]	Period as a Director of the Company	Shares Beneficially Owned or Controlled[2]
Alexander (Allen) Krantz Boston, MA, USA Chief Executive Officer, Chief Financial Officer and Director
President, CEO, CFO, Treasurer,
Secretary and sole director of APT
since August 2002; Assistant Vice
Chancellor for University/Industry
Liaison, University of California,
Berkeley, April 2003 to May 2004;
Executive Director, USF Research
Foundation and Director of Patents
& Licensing, University of South
	Florida, July 2000 to April 2003.	October 25, 2006	Nil[3]
Robert Bender Ottawa, Ontario, Canada Director	Principal, Robert Bender Consulting Ltd. since 1995.	October 25, 2006	Nil[4]
Gary Hayes British Columbia, Canada Director	Medical Doctor with family practice since December 1980.	October 25, 2006	Nil[5]
Russell Phares San Jose, CA Director	Retired; Self-Employed Consultant from January 1990 to September 2002.	April 3, 2007	Nil[6]
Jean Bellin San Clemente, CA Director
President, Metagenics Inc. from
September 2006 to present; CEO
of Mountain View Pharmaceutical
from September 2004 to October
2005; Vice-President, Animal
Health Divisions for Luitpold
Pharmaceuticals from March 2003
to April 2004; Self-employed
consultant from January 2001 to
December 2002; President & CEO
of New Medical Concepts from
September 1997 to December
	2000.	May 11, 2007	Nil[7]

Notes:

1	The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2	The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by Computershare Investor Services Inc., the registrar and transfer agent of the Company, and by the nominees themselves.

3	Mr. Krantz holds incentive stock options entitling him to purchase up to an aggregate of 2,000,000 Shares in the capital of the Company at an exercise price of $0.20 for a five year term expiring February 16, 2012.

4	Mr. Bender holds incentive stock options entitling him to purchase up to an aggregate of 500,000 Shares in the capital of the Company at an exercise price of $0.20 for a five year term expiring February 16, 2012.

5	Mr. Hayes holds incentive stock options entitling him to purchase up to an aggregate of 300,000 Shares in the capital of the Company at an exercise price of $0.20 for a five year term expiring February 16, 2012.

6	Mr. Phares holds incentive stock options entitling him to purchase up to an aggregate of 300,000 Shares in the capital of the Company at an exercise price of $0.30 for a five year term expiring April 10, 2012.

7	Mr. Bellin holds incentive stock options entitling him to purchase up to an aggregate of 300,000 Shares in the capital of the Company at an exercise price of $0.35 for a five year term expiring July 10, 2012.

As at the date hereof, the members of the audit committee are Robert Bender, Russell Phares (Chairman) and Jean Bellin. Following the Meeting the audit committee will be comprised of Robert Bender, Russell Phares and Jean Bellin.

CORPORATE GOVERNANCE DISCLOSURE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA has implemented National Instrument 58-101F2 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. The board of directors of the Company has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities. The text of the Company’s Corporate Governance Policies and Procedures Manual is set out in Schedule “A” to this Information Circular (the “Policy”).

Board of Directors

For information on how the board of directors facilitates its exercise of independent supervision over management, including

(i)	the identity of directors that are independent, and

(ii)	the identity of directors who are not independent, and the basis for that determination,

refer to Section 2 of the Policy.

Directorships

The following is a list of those reporting issuers that the directors of the Company are presently directors of.

Director	Reporting Issuer
Jean Bellin	KV Pharmaceutical (NYSE)

Orientation and Continuing Education

For information on what steps, if any, the board takes to orient new board members and a description of any measures the board takes to provide continuing education for directors, refer to Section 8 of the Policy.

Ethical Business Conduct

For information on what steps, if any, the board takes to encourage and promote a culture of ethical business conduct, refer to Section 10 of the Policy.

Nomination of Directors

For information on what steps, if any, are taken to identify new candidates for board nomination, including:

(i)	who identifies new candidates, and

(ii)	the process of identifying new candidates,

refer to Section 3 of the Policy.

Compensation

For information on what steps, if any, are taken to determine compensation for the directors and CEO, including:

(i)	who determines compensation, and

(ii)	the process of determining compensation,

refer to Section 7 of the Policy.

Other Board Committees

For information on whether the board has standing committees other than the audit, compensation and nominating committees and a description of their function, refer to Section 5 of the Policy.

Assessments

For information on what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively, refer to Section 9 of the Policy.

INFORMATION CONCERNING THE COMPANY’S AUDIT COMMITTEE AND EXTERNAL AUDITOR

The Company’s audit committee has various responsibilities as set forth in Multilateral Instrument 52-110 made under securities legislation, among such responsibilities being a requirement that the audit committee establish a written charter that sets out its mandate and responsibilities.

The Audit Committee's Charter

The text of the Company's audit committee charter (the "Charter") is set out in Schedule "A" to this Information Circular.

Composition of the Audit Committee

The following are the current members of the Committee:

Robert Bender	Independent (1)	Financially literate (1)
Jean Bellin	Independent (1)	Financially literate (1)
Russell Phares	Independent (1)	Financially literate (1)

(1)	As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company proposes to appoint Robert Bender, Jean Bellin and Russell Phares as the members of the Committee following the Meeting.

Relevant Education and Experience

For information on the education and experience of the members of the Audit Committee please see details under the heading “Election of Directors” referred to herein.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
July 31, 2007	$60,000[1]	Nil	$15,047[1]	Nil
July 31, 2006	$64,378	Nil	$9,500	Nil

1 Estimated

Exemption

As a “venture issuer” as defined in Multilateral Instrument 52-110, the audit committee of the Company relies on the exemption set forth in section 6.1 of MI 52-110 with respect to Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

APPOINTMENT OF AUDITOR

Davidson & Company LLP, Chartered Accountants, have resigned at the request of the Company effective October 10, 2007 and BDO Dunwoody LLP, Chartered Accountants have been appointed by the directors as the auditors of the Company. As result, the Company has complied with the requirements of National Instrument 51-102 in connection with the change of auditor and there is no action to be taken by the shareholders at the Meeting. Attached to this Information Circular as Schedule B is the Change of Auditor Package as required by National Instrument 51-102.

     COMPENSATION OF EXECUTIVE OFFICERS

 Executive Compensation

In this section “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Alexander (Allen) Krantz, the Company’s President, Chief Executive Officer and Chief Financial Officer and W. Benjamin Catalano, the Company’s former Chief Executive Officer, are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensa tion ($)
					Awards		Payout s
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)
Alexander (Allen) Krantz President, CEO and CFO[1]	2007	$131,249.88	Nil	$53,230.20[2]	2,000,000	Nil	Nil	Nil
W. Benjamin Catalano Former President, CEO, CFO and Director[3]	2007 2006 2005	$6,776.58 $11,488.16 $24,573.00	Nil Nil Nil	Nil Nil Nil	300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1	Mr. Krantz was appointed President, Chief Executive Officer and Chief Financial Officer on October 23, 2006

2	Of this amount $38,966.66 was paid to Mr. Krantz as consulting fees and $14,263.54 paid in relation to relocation expenses.

3	Mr. Catalano resigned as President, Chief Executive Officer and Chief Financial Officer effective October 23, 2006 and resigned his position from the board of directors on May 11, 2007. Mr. Catalano remains engaged with the Company in a consultant capacity.

There were no long term incentive plans in place for any Named Executive Officers of the Company during the most recently completed financial year.

Share Options

The Company has in place a stock option plan which was approved by shareholders at the Company’s annual general meeting held on October 25, 2006 (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than ten years after the date of grant of such option.

Stock appreciation rights (“SARs”) means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of Shares based wholly or in part on changes in the trading price of the Company’s Shares. No SARs were granted to, or exercised by, any Named Executive Officers or any directors during the most recently completed financial year.

The share options granted to the Named Executive Officers during the financial year ended July 31, 2007 were as follows:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Alexander (Allen) Krantz	2,000,000	40.81%	$0.20	$0.20	February 12, 2012
Benjamin Catalano	300,000	6.12%	$0.20	$0.20	February 12, 2012

The share options exercised by the Named Executive Officer during the financial year ended July 31, 2007 and the values of such options at the end of such year were as follows:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in -the- Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Alexander (Allen) Krantz	Nil	Nil	500,000/1,500,000	$55,000/$165,000
W. Benjamin Catalano	Nil	Nil	300,000/0	$33,000/0

(1)	Based upon a closing price of the Company’s Shares on the TSXV as at July 31, 2007 of $0.31.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended July 31, 2007.

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement dated October 26, 2006 the Company, through its wholly-owned subsidiary, Advanced Proteome Therapeutics Inc. (“APTI”) engaged the services of Alexander Krantz to perform the role of Chief Executive Officer for an annual base salary of US$175,000 and reasonable expenses.

Other than as set out herein there is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or disposition(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

Other than as set out above there are no arrangements which directors were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Plan which was previously approved by shareholders on October 25, 2006 (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The following table sets out equity compensation plan information as at the end of the financial year ended July 31, 2007:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,070,000	$0.21	546,771 [1]
Equity compensation plans not approved by securityholders	5,070,000	$0.21	546,771 [1]
Total	5,070,000	$0.21	546,771 [1]

Notes

1	calculated based on 10% of the current issued and outstanding share capital as at July 31, 2007 being 5,616,771, less the number of options currently outstanding of 5,070,000.
(a)	the number of securities to be issued upon the exercise of outstanding options, warrants and rights in column (a);
(b)	the weighted-average exercise price of the outstanding options, warrants and rights disclosed under column (b);
(c)	other than securities to be issued upon the exercise of the outstanding options, warrants and rights disclosed in subsection (a), the number of securities remaining available for future issuance under the plan – column (c).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

In connection with the reorganization of the Company, Advanced Proteome Therapeutics Inc. (“APTI”), a wholly-owned subsidiary of the Company issued to Dr. Alexander (Allen) Krantz a promissory note in the principal amount of US$141,525 which represented monies due to him at that time. The note is due on December 31, 2008 and bears interest at 5% per annum payable annually. During the year ended July 31, 2007 APTI accrued interest expense of US$4,127 and paid to Dr. Krantz US$7,076.25.

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended July 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Other than as disclosed above, to the knowledge of management of the Company, no informed person or nominee for election as a director of the Company had any interest in any material transaction during the year ended July 31, 2007, or has any interest in any material transaction in the current year other than as set out herein.

     PARTICULARS OF MATTERS TO BE ACTED UPON

Re-Approval of Stock Option Plan

The Company has in place a stock option plan dated February 21, 2005 which was approved by Shareholders at the Company’s annual general meeting held on October 25, 2006. It is a requirement of the TSX Venture Exchange (the “Exchange”) that each company listed on the Exchange have a stock option plan, and a company with a “rolling plan” must seek shareholder approval to such plan each year to ensure compliance with their policies. Accordingly, shareholders will be asked to re-approve the Plan consisting of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). The Plan has the following terms:

(a)	the Plan shall be administered by the Executive Committee of directors appointed from time to time by the board of directors, or if no Executive Committee is appointed, by the President of the Company, in either case subject to approval by the board of directors pursuant to rules of procedure fixed by the board of directors;

(b)	the board of directors may determine the time during which any options may vest and the method of vesting or that no vesting restriction shall exist;

(c)	the exercise price of an option shall not be lower than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction;

(d)	the options shall be for such periods as the Board of Directors may determine up to a maximum of five years (for a Tier 2 Issuer) or ten years (for a Tier 1 Issuer), subject to any limits imposed by any stock exchange on which the common shares are listed;

(e)	no more than 5% of the issuer shares of the Company may be granted to any one individual in any 12 month period (unless the Issuer is a Tier 1 Issuer and has obtained disinterested Shareholder approval);

(f)	no more than 2% of the issued shares of the Company will be granted to any one consultant in a 12 month period (Policy 4.4, section 2.8(a)(iv));

(g)	no more than an aggregate of 2% of the issued shares of the Company will be granted to employees conducting investor relations activities in a 12 month period (Policy 4.4, section 2.8(a)(v));

(h)	disinterested shareholder approval will be obtained for any reduction in the exercise price of the option if the optionee is an insider at the time of the proposed amendment (Policy 4.4, section 2.8(a)(vii));

(i)	the minimum exercise price of an incentive stock option will not be less than the discounted market price (Policy 4.4, section 2.6(a)).

(j)	unless otherwise determined by the Board of Directors, an option will terminate:

(i) (Tier 2 Issuers) 90 days after an optionee ceases to be an employee or senior officer or a or consultant of the Company; or

(ii) (Tier 2 Issuers) 30 days after an optionee ceases to be employed to provide Investor Relations Activities; or

(iii) 90 days after an optionee ceases to be a director of the Company;

(k)	in the event of the death of an optionee, the option will only be exercisable within 12 months of such death but in any event no longer than the term of such option; and

(l)	the options shall be non-transferable and non-assignable.

Under TSX Listings Policy 4.4, a disinterested shareholder vote is required if:

(a)	a stock option plan, together with all of the Issuer's previously established or proposed stock option grants, could result at any time in:

A.	the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding issued shares;

B.	the issuance to Insiders, within a one year period, of a number of shares exceeding 10% of the outstanding issued shares; or

C.	in the case of a Tier 1 Issuer only, the issuance to anyone Insider and such Insider's Associates, within a one year period, of a number of shares exceeding 5% of the outstanding issued shares. (Tier 2 Issuers may not grant more than 5% of the issued shares to any one optionee in a 12 month period); or

(b)         the Issuer is decreasing the exercise price of stock options previously granted to Insiders.

Disinterested shareholders are shareholders entitled to vote at a meeting of the Company other than:

(a)	insiders of the Company to whom shares may be issued pursuant to the stock option plan; and

“associates” of persons referred to in (a).

A copy of the Plan is available for review at the registered and records offices of the Company at #910, 475 Howe Street, Vancouver, BC V6C 2B3, Attention: Legal Administrator.

An ordinary resolution requires the favourable vote of the simple majority of the votes cast in person or by proxy at the Meeting. Management of the Company recommends that the Shareholders approve the following resolution:

"RESOLVED THAT, subject to regulatory approval:

1.	the Company's Plan be and it is hereby adopted and approved;

2.	the board of directors be authorized to grant options under and subject to the terms and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;

3.	the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the 2007 Plan; and

4.	any one director or officer of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is on www.Sedar.com. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year. The Company will provide to any person or company, upon request to the Secretary of the Company, one copy of any of the following documents:

(a)

the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s most recently completed financial year in respect to for which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

(b)

the information circular of the Company filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of shareholders of the Company which involved the election of directors.

Copies of the above documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The foregoing documents are also available on Sedar at www.Sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

APPROVAL OF DIRECTORS

The contents of the Information Circular have been approved by the Board of Directors of the Company.

SCHEDULE “A”
     ADVANCED PROTEOME THERAPEUTICS CORPORATION

Corporate Governance Policies and Procedures Manual (the “Manual”)

Adopted effective November 27, 2007

TABLE OF CONTENTS

CORPORATE GOVERNANCE OVERVIEW AND GUIDELINES	2

1.	INTRODUCTION	2
2.	DIRECTOR RESPONSIBILITIES	2
3.	DIRECTOR QUALIFICATION S TANDARDS	3
4.	BOARD MEETINGS	4
5.	BOARD COMMITTEES	5
6.	DIRECTOR ’S ACCESS TO MANAGEMENT AND INDEPENDENT ADVISORS	5
7.	DIRECTOR COMPENSATION	6
8.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION	6
9.	MANAGEMENT EVALUATION AND SUCCESSION AND EXECUTIVE COMPENSATION	6
10.	CODE OF ETHICS	7
11.	BOARD INTERACTION WITH SHAREHOLDERS, INSTITUTIONAL INVESTORS, THE PRESS,
	CUSTOMERS, ETC.	7
12.	PERIODIC REVIEW OF THE CORPORATE GOVERNANCE GUIDELINES	7

APPENDIX 1 AUDIT COMMITTEE CHARTER	10

CORPORATE GOVERNANCE OVERVIEW AND GUIDELINES

1. Introduction

The Board of Directors of Advanced Proteome Therapeutics Corporation (the “Company”) has adopted these Corporate Governance Guidelines to assist the Board in the exercise of its duties and responsibilities. The Guidelines are to be applied in a manner consistent with applicable laws and the Company’s incorporating documents. The Board may modify or make exceptions to the Guidelines from time to time in its discretion and consistent with the duties and responsibilities owed to the Company and its shareholders.

2. Director Responsibilities

Oversee Management of the Company. The principal responsibilities of the directors are to oversee the management of the Company and, in so doing, serve the best interests of the Company on behalf of its shareholders. These responsibilities require that the directors attend to the following:

  review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

  evaluate the performance of the Company, including the appropriate use of corporate resources;

  evaluate the performance of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

  implement senior management succession plans;

  evaluate the Company’s compensation programs;

  establish a corporate environment that promotes timely and effective disclosure (including appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

  evaluate the Company’s systems to identify and manage the risks faced by the Company;

  review and decide upon material transactions and commitments;

  develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities;

  provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and

  evaluate the overall effectiveness of the Board and its committees.

Exercise Business Judgment. In discharging their fiduciary duties of care, loyalty and candor, directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, when appropriate, the directors normally are entitled to rely on the Company’s senior executives and its outside advisors, auditors and legal counsel but also should consider second opinions where circumstances warrant.

Understand the Company and its Business. Directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company. Directors should also provide for periodic reviews of the integrity of the Company’s internal controls and management information systems.

Protect Confidentiality and Proprietary Information. Directors are responsible for establishing policies that are intended to protect the Company’s confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board of Directors must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

Board, Committee and Shareholder Meetings. Directors are responsible for attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities. Directors who reside in or near the city where the Company holds a shareholders’ meeting are expected to make a reasonable effort to attend such meeting.

Indemnification. The directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

3. Director Qualification Standards

Independence. The Board will ensure it has at all times at least the minimum number of the members of the Board who meet applicable standards of director independence. For members of the Audit Committee, director independence is to be determined in accordance with those legal and stock exchange independence standards applicable to the Company’s Audit Committee. Those standards are appended to the Audit Committee Charter. For other purposes, the Board will, from time to time, establish independence standards that (i) comply with applicable legal and stock exchange requirements and (ii) are designed to ensure that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

Size and Skills of Board. The Board believes that a Board comprised of 5 to 7 members is an appropriate size given the Company’s present circumstances. The Board also believes that three of the directors should be independent under the standards currently in effect, of which at least three members must also meet the standards applicable to the Audit Committee. The Board will also consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director.

Other Directorships. The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, providing they do not reduce a director’s effectiveness or result in a continuing conflict of interest. However, the Board should take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors and in making its recommendations.

Tenure. The Board does not believe it should establish director term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Board will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where the Board makes a determination in that regard.

Offices of Chairman and CEO. The Board will select a Chairman of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. In circumstances where the Board determines to appoint an executive of the Company as Chairman of the Board, the Board will separately appoint an independent director to serve in the capacity as “lead director”, as that role is contemplated by National Policy 58-201.

Selection of New Director Candidates. Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Board will be responsible for identifying individuals qualified to become Board members, consistent with criteria approved by the Board.

Extending the Invitation to a New Director Candidate to Join the Board. An invitation to join the Board will be extended by the Chairman of the Board when authorized by the Board.

4. Board Meetings

Selection of Agenda Items. The Chairman of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting, although voting on matters so raised may be deferred to another meeting to permit proper preparation for a vote on an unscheduled matter (emergencies excepted).

Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings, however, the ultimate power in this regard rests with the plenary Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

Advance Distribution of Materials. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting (with a goal of 7 days) and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

5. Board Committees

Key Committees. The Board will at all times have an Audit Committee. Such committee will have a charter that has been approved by the Board. The charter currently in effect is appended hereto as Appendix 1. The Board may, from time to time, establish or maintain additional committees or subcommittees as it deems necessary.

Committee Charters. The charters of the Audit Committee will set forth the purposes, goals and responsibilities of the committee. The Board will, from time to time as it deems appropriate, but at least annually, review and reassess the adequacy of each charter and make appropriate changes. Each charter must address those matters required by applicable laws and stock exchange rules.

Assignment of Committee Members. The Audit Committee must meet the independence standards applicable to the Audit Committee. The Audit Committee will have a minimum of three directors. Other committees shall have at least one member or the minimum number of members required by applicable law and the Company’s incorporating documents.

Selection of Agenda Items. Each committee chairman, in consultation with the committee members, will develop the committee’s agenda.

Frequency of Committee Meetings. The chairman of each committee, in consultation with the committee members, will determine the frequency of the committee meetings consistent with any requirements set forth in the committee’s charter. Special meetings may be called by any member from time to time as required to address the needs of the Company’s business and fulfill the responsibilities of the committees.

6. Director’s Access to Management and Independent Advisors

Access to Officers and Employees. All directors have at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate should normally be arranged though the CEO or the CFO. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform the CEO of any communication between a director and an officer or employee of the Company.

Access to Independent Advisors. The Board and each committee shall have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Company, subject to the availability of funds. Such independent advisors may be the regular advisors to the Company. The

Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the appropriate compensation of such advisors as established by the Board or any such committee.

7. Director Compensation

Role of Board. The form and amount of director compensation will be approved by the Board in accordance with the general principles set forth herein.

Form of Compensation. The Board believes that directors should be provided with incentives to focus on long-term shareholder value. The Board believes that including equity options as part of director compensation helps align the interest of directors with those of the Company’s shareholders.

Amount of Compensation. The Company seeks to attract exceptional talent to its Board. Therefore, the Company’s policy is to compensate directors competitively relative to comparable companies. The Company’s management will, from time to time, present a report to the Board comparing the Company’s director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairmen of the committees, if not members of management, to receive additional compensation for their additional duties in these positions. Directors who are also employees of the Company may receive additional compensation for Board or committee service if they are not already compensated at full industry rates in their capacities as employees.

Director Stock Ownership. The Board believes that each director should acquire and hold shares of Company stock in an amount that is meaningful to shareholders and appropriate to each such director.

8. Director Orientation and Continuing Education

The Board meets with new members to provide orientation and encourages its members to attend applicable courses and seminars.

9. Management Evaluation and Succession and Executive Compensation

Selection of CEO. The Board selects the Company’s CEO in the manner that it determines to be in the best interests of the Company. The Board, together with the CEO, will develop a clear position description for the CEO. The board, in conjunction with the CEO, will also develop the corporate goals and objectives that the CEO is responsible for meeting.

Evaluation of Senior Management. The Board will be responsible for overseeing the evaluation of the CEO. The Board will determine the nature and frequency of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the performance of the CEO. The Board will review the assessment to ensure that the CEO is providing the best leadership for the Company over the long- and short-term. The Board will also consider the recommendations of the CEO with regards to the compensation of the other members of senior management.

Succession of Senior Management. The Board will be responsible for overseeing an annual evaluation of senior management succession planning.

Expectations of Senior Management. The Board will establish, and review on an annual basis, its expectations for senior management generally.

Executive Compensation. Compensation of the CEO must be determined by the Board. The CEO must not be present during voting or deliberations. Compensation for all other members of senior management must be determined by the Board.

10. Code of Ethics

The Board of Directors will adopt and maintain a Code of Ethics which will apply to the employees, officers and directors of the Company. The Code of Ethics will be in accordance with the guidelines set forth in section 3.8 of National Policy 58-201 and other applicable laws and regulations.

11. Board Interaction with Shareholders, Institutional Investors, the Press, Customers, etc.

The Board believes that the CEO and his or her designees should normally speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Company’s senior executives.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairman of the Board monitors communications from shareholders and other interested parties, and will provide copies or summaries of such communications to the other directors as he or she considers appropriate.

12. Periodic Review of the Corporate Governance Guidelines

The Board will, from time to time, review and reassess the adequacy of these Guidelines and consider any proposed changes.

APPENDIX 1

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(the “Company”)

AUDIT COMMITTEE CHARTER

1.	Mandate

The audit committee will assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company’s business, operations and risks.

2.	Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1	Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2	Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3.	Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

4.	Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1	External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a)

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors; and

(e)	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2	Non-Audit Services

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

(b)	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3	Non-Audit Services

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e)	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public. Interim Financial Statements

(f)	review and approve the interim financial statements prior to their release to the public; and

(g)	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h)	where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4	Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a)

The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre- approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i)	the pre-approval policies and procedures are detailed as to the particular service;

(ii)	the audit committee is informed of each non-audit service; and

(iii)	the procedures do not include delegation of the audit committee's responsibilities to management.

4.5	Other Responsibilities

The audit committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)	perform other oversight functions as requested by the Board; and

(f)	review and update this Charter and receive approval of changes to this Charter from the Board.

4.6	Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5.	Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties, subject to the availability of funds;

(b)	set and pay the compensation for any advisors employed by the audit committee; and

(c)	communicate directly with the internal and external auditors.

6.	Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

6.1	Internal Control

(a)	evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b)	focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan forprocessing financial information in the event of an IT systems breakdown; and

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2	Financial Reporting

General

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)	understand industry best practices and the Company’s adoption of them.

Annual Financial Statements

(d)

review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

(e)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f)

focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(g)	consider management’s handling of proposed audit adjustments identified by the external auditors; and

(h)	ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i)	be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j)	meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)	changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the company’s operations and financing practices;

(iii)	generally accepted accounting principles have been consistently applied;

(iv)	there are any actual or proposed changes in accounting or financial reporting practices;

(v)	there are any significant or unusual events or transactions;

(vi)	the Company’s financial and operating controls are functioning effectively;

(vii)	the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii)	the interim financial statements contain adequate and appropriate disclosures.

6.3	Compliance with Laws and Regulations

(a)	periodically obtain updates from management regarding compliance with this policy and industry “best practices”;

(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4	Other Responsibilities

review, with the company’s counsel, any legal matters that could have a significant impact on the company’s financial statements.

Advanced Proteome
Therapeutics Inc.
Enhancing Protein Therapeutics
Through Selective Modification

Advanced Proteome
Therapeutics Inc.
Suite 113
650 Albany Street
Boston, Massachusetts 02118 USA

T 617 638-0340
F 617-638-0341
E info@advancedproteome.com
www.advancedproteome.com

December 4, 2007

DAVIDSON & COMPANY LLP
Chartered Accountants
609 Granville Street
Vancouver, BC V7Y 1G6

- and -

BDO Dunwoody LLP
1 City Centre Drive, Suite 1700
Mississauga, Ontario L5B 1M2

Dear Sirs/Madam:

RE: Change of Auditor of ADVANCED PROTEOME THERAPEUTICS CORPORATION

We advise that, on the advice of the Audit Committee of Advanced Proteome Therapeutics Corporation (the "Company"), the Board of Directors of the Company resolved on October 10, 2007 that consequent upon the resignation of Davidson & Company, Chartered Accountant, at the request of the Company, as auditor of the Company effective October 10, 2007, BDO Dunwoody, Chartered Accountants, have been appointed as auditor of the Company to hold office until the next annual meeting of the Company at a remuneration to be fixed by the directors of the Company.

Accordingly, pursuant to National Instrument 51-102 ("Instrument"), we now enclose:

(a) Notice of Change of Auditor
(b) a form of Auditor's Letter for Davidson & Company, Charted Accountant and
(c) a form of Auditor's Letter for BDO Dunwoody, Chartered Accountants.

In accordance with the provisions of the Instrument, we request that each of you furnish us with a letter stating whether, based on your present knowledge, you agree with the information contained in the Notice. If you agree with all the statements in the Notice, you may wish to use the attached form of Auditors' Letters to reply. If you disagree with any statement in the Notice, your reply should so state and specify your reasons.

Advanced Proteome
Therapeutics Inc.
Enhancing Protein Therapeutics
Through Selective Modification

Page 2

Please ensure that you address your letters to the Securities Commission in British Columbia and Alberta and return them to us within 10 days after the date of the Notice.

Yours truly,

ADVANCED PROTEOME THERAPEUTICS INC.

/s/ Alexander (Allen) Krantz
Alexander (Allen) Krantz
President, CEO and CFO

BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto, Ontario, Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

October 12, 2007

Alberta Securities Commission
4th Floor
300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

- and -

British Columbia Securities Commission
701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re: Change of Auditor of ADVANCED PROTEOME THERAPEUTICS CORPORATION (the "Company")

This letter is provided pursuant to National Policy No. 31 of the Canadian Securities Administrators in connection with the change of auditors of the Company.

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated October 10, 2007 given by the Company, to ourselves and Davidson & Company, Chartered Accountants. Based on our knowledge of such information at this time, we are in agreement with the statements contained in such Notice.

Yours truly,

(signed) *"BDO Dunwoody LLP"*

BDO Dunwoody LLP, Licensed Public Accountants

cc: Allen Krantz, Advanced Proteome Therapeutics Corporation

DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

October 10, 2007

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

Dear Sirs:

Re: Advanced Proteome Therapeutics Corporation (the "Company")
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated October 10, 2007 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(the "Company")

NOTICE REGARDING CHANGE OF AUDITOR OF A REPORTING ISSUER GIVEN PURSUANT TO NATIONAL POLICY NI 51 – 102

October 10, 2007

NOTICE is hereby given that effective October 10, 2007 Davidson & Company, Chartered Accountants, have resigned at the request of the Company as the Auditor of the Company and that BDO Dunwoody, Chartered Accountants, have been appointed as the Auditor of the Company.

There have been no reservations in the Auditors' Reports for the audits for the two most recently completed fiscal years. In the opinion of the Company, prior to the appointment of BDO Dunwoody, Charted Accountants, there were no reportable events. A reportable event is an occurrence in the relationship between the reporting issuer and the Former or Successor Auditor which may have been a contributing factor to the change.

The contents of this Notice have been reviewed by the Audit Committee.

On behalf of the Board,
ADVANCED PROTEOME THERAPEUTICS CORPORATION

/s/ Alexander (Allen) Krantz
ALEXANDER (ALLEN) KRANTZ
CFO